Group Corporate Relations GPO Box 2719 Sydney NSW 2001 Australia	Telephone: (02) 9378 2663 Telephone: (02) 9378 2662 Facsimile: (02) 9378 2395 www.commbank.com.au

COMMSEC ACQUIRES TD WATERHOUSE

Sydney, 15 April, 2003: CommSec, Australia’s leading online broker, today announced that it has acquired the Australian retail brokerage operations of TD Waterhouse Investor Services.

TD Waterhouse is a subsidiary of Toronto-Dominion Bank, Canada, and has a strong record of innovation in enhancing customer service through leading-edge online technologies.

Michael Katz, Group Executive responsible for CommSec, said that the acquisition represented a good opportunity. “This is a very sound acquisition for the Bank,” Mr Katz said.

“TD Waterhouse has demonstrated its success in attracting and retaining premium clients.”

“For this reason, the TD Waterhouse client base, and the staff of the company, are a very natural fit from both a product and service perspective. Our organisations are culturally similar, our clients are similar, and we both share a customer service mindset and technology leadership.”

Mr Katz said that CommSec had shown leadership in the retail stockbroking market since its formation almost eight years ago. Its strategic positioning in the Premium Financial Services division of the Commonwealth Bank enabled CommSec to achieve greater leverage from the acquisition.

“We are confident that the Commonwealth Bank’s strong financial services platform, including CommSec’s premium offerings, is well positioned to meet the needs of TD Waterhouse’s customers,” he said.

Mr Katz said that given the strategic fit of the two brokerages, cost synergies were likely to flow from the acquisition.

ENDS

Further Information:

Bryan Fitzgerald
Group Corporate Relations
Commonwealth Bank
Tel: (02) 9278 2663 Fax: (02) 9378 2395